SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )

                             Call-Solutions Inc.
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                               (NAME OF ISSUER)

                        Convertible Preferred Stock
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                        (TITLE OF CLASS OF SECURITIES)


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                                (CUSIP NUMBER)
                                 Peter Van Brunt
                           C/O Payment Solutions, Inc.
                              555 Whitehall Street
                                Atlanta GA 30303
                                 (770) 507-9414
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                             November 5, 2002
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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SEC (08-00)
CUSIP No.

(1)    Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only)

       Payment Solutions, Inc.
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)[x]

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(3)    SEC Use Only

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(4)    Source of Funds (See Instructions)
       00
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(5)    Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)

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(6)    Citizenship or Place of Organization

       Nevada Corporation
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               (7)    Sole Voting Power
  Number of
                      221,600,000
   Shares      -----------------------------------------------------------------
 Beneficially  (8)    Shared Voting Power
  Owned by
                      0
    Each       -----------------------------------------------------------------
  Reporting
               (9)    Sole Dispositive Power
 Person With          221,600,000
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               (10)  Shared Dispositive Power

                     0
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(11)   Aggregate Amount Beneficially Owned by Each Reporting Person 1093 shares of Convertible Preferred Stock, convertible into 218,600,000 shares, and 3,000,000 of Common Stock
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(12)   Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)

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(13)   Percent of Class Represented by Amount in Row (11)

       52.65%

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(14)   Type of Reporting Person (See Instructions)
       CO
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
ITEM 1:  SECURITY AND ISSUER

This statement relates to the preferred stock of Call-Solutions, Inc., a California Corporation, which is convertible into the common stock of Call-Solutions and the holders of the preferred stock may vote their shares as if converted. Call-Solutions, Inc. principal office is located at 555 Whitehall Street, Atlanta Georgia, 30303.


ITEM 2: IDENTITY AND BACKGROUND

     (a) Payment Solutions, Inc, a Nevada Corporation is filing this statement. Peter Van Brunt is Payment Solutions, Inc.'s sole shareholder.

     (b) Payment Solutions' principal address, and Mr. Van Brunt's business is 555 Whitehall Street, Atlanta, Georgia, 30303.

     (c) Peter Van Brunt is the Chief Executive Officer and Director of Call-Solutions, Inc.

     (d) During the last five years, Peter Van Brunt has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, Peter Van Brunt was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f) Peter Van Brunt is a citizen of the United States and Payment Solutions is a Nevada Corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On November 5, 2002, Call-Solutions' Board of Directors approved an agreement to issue Payment Solutions 1,093 shares of preferred stock, at a stated value of $1,000.00 per share, in exchange for an aggregate past due liability of $1,092,222.00 owed to Payment Solutions. The full text of the Release and Forgiveness of Debt Agreement is attached to this Schedule 13D as
Exhibit 1, and incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the transaction was to repay a large outstanding past due account payable owed to Payment Solutions, and to reduce Call-Solutions current and total liabilities.

     Payment Solutions has executed an agreement to sell 984 shares of preferred stock to Talmadge McKinney, which will give Mr. McKinney ownership control of Call-Solutions.

     Except as set forth in the previous paragraphs, neither Peter Van Brunt nor Payment Solutions has plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of Call-Solutions, or disposition of securities of Call-Solutions; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Call-Solutions or any of its subsidiaries; (c) any material change in the present capitalization or dividend policy of Call-Solutions; (d) any other material change in Call-Solutions, involving its subsidiaries; (e) a sale or transfer of a material amount of assets of Call-Solutions' business or corporate structure;
(f) changes in Call-Solutions' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Call-Solutions by any person; (g) causing a class of securities of the Call-Solutions to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of Call-Solutions becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated in (a)-(i) above;


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        a. According to Call-Solutions, there were 81,495,911 shares of common stock outstanding as of June 30, 2002. On November 5, 2002, Call-Solutions' Board of Directors agreed to issue 1,697 shares of preferred stock with the value of $1,000 per share. The preferred stock is convertible at the rate of $.005 per share and could convert into 339,400,000 shares of common stock. The preferred stock holders can vote their shares as if converted. The aggregate shares that may vote are 420,895,911. Payment Solutions owns beneficially 3,000,000 shares of common stock and 1,093 shares of convertible preferred stock. Payment Solutions has the right to vote 221,600,000 shares. Payment Solutions' shares represent 52.65% of the voting rights for Call-Solutions.

        b. Peter Van Brunt (Call-Solutions' CEO and Director) is the sole shareholder of Payment Solutions and has the sole power to vote the 3,000,000 shares of common stock and the 1,093 shares of preferred stock or 218,600,000 votes as converted owned by Payment Solutions.

        c. In July 2002, Payment Solutions sold 278,000 shares of common stock. Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to Call-Solutions shares effected during the past sixty days by Payment Solutions or Peter Van Brunt.

        d.      Not applicable.

        e.      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Payment Solutions has agreed to sell 984 of its preferred shares to Dr. Talmadge McKinney. The full text of the Stock Purchase Agreement is attached to this Schedule 13D as Exhibit 2, and incorporated herein by reference.

     Ms. Teena Martin-Smith, Mr. Richard Britt and Mr. Joseph Risk has agreed to sell preferred shares to Dr. Talmadge McKinney.

     Except as described above and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Payment Solutions, Peter Van Brunt or any other person with respect to any securities of the Company.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. The Release and Forgiveness of Debt Agreement dated October 25, 2002.

Exhibit 2. The Stock Purchase Agreement dated October 28, 2002.


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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 7, 2002

/s/
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Peter Van Brunt


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